# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upland Software, Inc., CIK 0001505155
CUSIP: 91544A109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 401 Congress Ave., Suite 1850, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052865

## Reporting persons
- Jalak Investments B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (7% of the class)
  Comment: * Percentage is based upon 28,484,279 shares of common stock outstanding as of March 26, 2025 as confirmed by the issuer on March 27, 2025.
- Petrus van Schaick: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (7% of the class)
  Comment: * Percentage is based upon 28,484,279 shares of common stock outstanding as of March 26, 2025 as confirmed by the issuer on March 27, 2025.

## Item 1. Issuer
Name of issuer: Upland Software, Inc.
Address of issuer's principal executive offices: 401 Congress Ave., Suite 1850, Austin, TX 78701

## Item 2. Person Filing
Name of person filing:
This amended Schedule 13G is being filed by:

(i) Jalak Investments B.V., a besloten vennootschap (or private limited company) formed in the Netherlands; and
(ii) Petrus van Schaick, a Dutch citizen.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The Reporting Persons are parties to a Joint Filing Agreement pursuant to which they agreed to file the original Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this amended Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is Beethovenstraat 475, 1083 HK Amsterdam, The Netherlands
Citizenship: Incorporated by reference from Item 4 of the Cover Pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Jalak Investments B.V. is the direct record and beneficial owner of 2,000,000 shares of common stock of the issuer.

(ii) Voting and investment power with respect to the shares of common stock owned by Jalak Investments B.V. may be deemed to be held by Mr. van Schaick as the sole shareholder of Jalak Investments B.V. Mr. van Schaick does not directly own the shares of common stock.
Percent of class: Incorporated by reference from Item 11 of the Cover Pages.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Pages.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Pages.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Pages.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on January 30, 2025, by the Reporting Persons with the Securities and Exchange Commission)

## Signatures
- Jalak Investments B.V.: /s/ Petrus van Schaick, Petrus van Schaick/ Sole Shareholder (04/03/2025)
- Petrus van Schaick: /s/ Petrus van Schaick, Petrus van Schaick (04/03/2025)